Jeffrey P. Schultz | 212 692 6732 | jschultz@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com

November 17, 2009

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:          North Shore Acquisition Corp.
Preliminary Proxy Statement on Schedule 14A
Filed: November 6, 2009
File No. 000-52875

Ladies and Gentlemen:

On behalf of North Shore Acquisition Corp. (the “Company”), enclosed for review by the Securities and Exchange Commission (the “Commission”), are eight (8) copies of Amendment No. 1 to the Company’s Preliminary Proxy Statement on Schedule 14A (as amended, the “Proxy Statement”), four (4) of which are marked to show changes to the Proxy Statement filed with the Commission on November 6, 2009.  We are delivering clean and marked complete courtesy copies of the Proxy Statement to each of Julie F. Rizzo and Tarik Gause of the Commission.  Page references are to the marked version of the Proxy Statement.

Set forth below are the Company’s responses to the Commission’s comments given by letter (the  “Comment Letter”) dated November 13, 2009 from Julie F. Rizzo.  The responses are numbered to correspond to the comments, as set forth in the Comment Letter, which, for convenience, we have incorporated into this response letter. Page references are to the marked version of the Proxy Statement.

Notice of Special meeting of Stockholders, page 1

1.
We note your disclosure in the first sentence of the fourth full paragraph on page 2. Please revise this paragraph to add disclosure that it appears that North Shore will not consummate a business combination within the time allotted in its certificate of incorporation.

Response:  We have revised the disclosure accordingly. See page 2 of the Proxy Statement.

Summary, page 15

North Shore’s Recommendation to Stockholders. page 19

2.
We note the first sentence of the third full paragraph of this section. Please delete or revise this sentence to remove the language which limits the reliance on the opinion by stockholders or please advise.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Boston | Washington | New York | Stamford | Los Angeles | Palo Alto | San Diego | London

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission
November 17, 2009

Response: We have revised the statement according to the Staff’s comment. See page 19 of the Proxy Statement.

Annex B

3.	We note the first sentence of the last paragraph of the opinion. Please revise this sentence to remove the language which limits the reliance on the opinion by stockholders or please advise.

Response:   Marshall James has revised their opinion accordingly. Please see Annex B of the Proxy Statement.

Please call the undersigned at (212) 692-6732 with any comments or questions regarding the Registration Statement and please send a copy of any written comments to the following parties:

Kenneth R. Koch, Esq. Jeffrey P. Schultz, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
666 Third Avenue
New York, NY 10017
Phone: (212) 935-3000
Fax: (212) 983-3115

Very truly yours,

/s/ Jeffrey P. Schultz

Jeffrey P. Schultz

cc:	Securities and Exchange Commission	(Julie F. Rizzo, Esq., Office of Corporation Finance)
Securities and Exchange Commission	(Tarik Gause, Esq., Office of Corporation Finance)
North Shore Acquisition Corp.	(Mr. Sang-Chul Kim)
Broadband Capital Management, LLC	(Mr. Corby Hocker)